Mail Stop 3561

March 28, 2008

Khaled Haram
Senior Vice President and CFO
Handleman Company
500 Kirts Boulevard
Troy, MI 48084-5225

      RE: **Handleman Company**
                Item 4.01 Form 8-K filed March 26, 2008
                File No. 0-7923

Dear Mr. Haram:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please revise Item 4.01(a) to include the disclosure with respect to approval by the Board of Directors and/or the Audit Committee. We note the disclosure in Item 4.01(b); however, since the dismissal and engagement of accountants are separate events, we believe this disclosure should be included in section 4.01(a). See Item 304(a)(i)(iii) of Regulation S-K.

2. Item 304(a)(1)(v) of Regulation S-K requires you to provide the same type of information for reportable events as for disagreements. With respect to the material weaknesses that were determined to be reportable events, please revise to include the disclosures specified in Rule 304(a)(1)(iv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please file your amendment and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and submit your response to these comments as an EDGAR correspondence file. The amended Form 8-K should include an updated letter from the former accountants covering the revised disclosures.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding this letter.

Sincerely,

Michael Moran
Branch Chief